UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sadot Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

627333107

(CUSIP Number)

AGGIA LLC FZ
Business Center 1, M Floor
The Meidan Hotel
And al Sheba, Dubai, U.A.E.
(905) 660-1919

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. AGGIA FZ LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,751,627
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,751,627
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,751,627
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.3% **
14	Type of Reporting Person (See Instructions) OO

** The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 54,728,960 shares of Common Stock (as defined below) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 as filed with the Securities and Exchange Commission on August 13, 2024.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on April 19, 2023, as amended on June 1, 2023 and July 20, 2023 by Aggia FZ LLC, a corporation incorporated under the laws of the United Arab Emirates, pursuant to Rule 13d-1€ under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Shares”), of Sadot Group Inc. a Nevada corporation (the “Issuer”) whose principal executive offices are located at 295 E. Renfro Street, Suite 209, Burelson, Texas 76028. On October 19, 2022, the Issuer formed Sadot LLC, a Delaware limited liability company and a wholly owned subsidiary of Issuer (“Sadot”). On November 14, 2022 (the “Effective Date”), the Issuer, Sadot and Aggia FZ LLC, a company formed under the laws of United Arab Emirates (“Aggia”) entered into a Services Agreement (the “Services Agreement”) whereby Sadot engaged Aggia to provide certain advisory services to Sadot for creating, acquiring and managing Sadot’s business of wholesaling food and engaging in the purchase and sale of physical food commodities. The closing date of the Services Agreement was November 16, 2022. The parties entered into Addendum 1 to the Services Agreement on November 17, 2022. Further, on July 14, 2023 (the “Addendum Date”), effective April 1, 2023, the parties entered into Addendum 2 to the Services Agreement (“Addendum 2”) pursuant to which the parties amended the compensation that Aggia is entitled. Pursuant to Addendum 2, on the Addendum Date, the Company issued 8,855,452 shares (the “Shares”) of common stock, par value $0.0001 per share, of the Company, which such Shares represent 14,424,275 Shares that Aggia is entitled to receive pursuant to the Services Agreement less the 5,568,823 Shares that have been issued to Aggia pursuant to the Services Agreement as of the Addendum Date. On May 25, 2023, Aggia assigned 1,932,206 shares of common stock to three parties appointed by Aggia. The Company will not issue Aggia in excess of 14,424,275 Shares representing 49.999% of the number of issued and outstanding shares of common stock as of the effective date of the Services Agreement. The Shares shall be considered issued and outstanding as of the Addendum Date and Aggia shall hold all rights associated with such Shares. The Shares vest on a progressive schedule, at a rate equal to the net income of Sadot, calculated quarterly divided by $3.125, which for accounting purposes shall equal 40% of the net income of Sadot, calculated quarterly divided by $1.25. During the 30 day period after July 14, 2025 (the “Share Repurchase Date”), Aggia may purchase any Shares not vested. All Shares not vested or purchased by Aggia, shall be repurchased by the Company from Aggia at per share price of $0.001 per share. Further, the parties clarified that the Lock Up Agreement previously entered between the Company and Aggia dated November 16, 2022 shall be terminated on May 16, 2024 provided that any Shares that have not vested or been purchased by Aggia may not be transferred, offered, pledged, sold, subject to a contract to sell, granted any options for the sale of or otherwise disposed of, directly or indirectly. On August 21, 2024, Aggia implemented a pro rata distribution, and not a purchase or sale of securities, of 5,740,442 shares of common stock of the Issuer by Aggia FZ LLC to its members without consideration.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following person (the “Reporting Person”):

AGGIA FZ LLC (“AGGIA”)

AGGIA is organized under the laws of the United Arab Emirates. Moshe Aaron Bergman is the control person for Aggia. The address for the principal business office of the Reporting Person is Business Center 1, M Floor, The Meidan Hotel, And al Sheba, Dubai, U.A.E.

The principal business of AGGIA is providing consulting services pertaining to the wholesaling of food and engaging in the purchase and sale of physical food commodities.

During the last five years, each one of the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 1 above.

Item 4.	Purpose of Transaction

See Item 1 above. Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by the Reporting Person, as well as the number of Common Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 54,728,960 Common Shares outstanding as of August 13, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
AGGIA LLC FZ	6,751,627	12.3%	6,751,627	0	6,751,627	0

The securities reported above are held of record by AGGIA and include 6,751,627 shares of Common Stock.

AGGIA is the record holder of the securities reported herein. Benjamin Petel is the designated director of AGGIA.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Services Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1
Services Agreement between Muscle Maker, Inc., Sadot LLC and Aggia LLC FZ dated November 14, 2022 (Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 18, 2022)

2
Addendum 1 to Services Agreement between Muscle Maker Inc., Sadot LLC and Aggia LLC FZ dated November 17, 2022 (Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 18, 2022)

3
Addendum 2 to Services Agreement between Muscle Maker Inc., Sadot LLC and Aggia LLC FZ dated July 14, 2023 (Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on July 17, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGGIA FZ LLC

Date: August 22, 2024		/s/ Benjamin Petel
	Name:	Benjamin Petel
	Title:	Delegated Director